

October 28, 2010

By Facsimile (619.696.7124) and U.S. Mail

Richard T. Clampitt, Esq.
Gordon & Rees LLP
101 W. Broadway
Suite 2000
San Diego, CA 92101

> **Re: Private Media Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed October 22, 2010**
> **Filed by Consipio Holding BV**
> **File No. 000-25067**

Dear Mr. Clampitt:

We have reviewed additional information relating to the above filing and have the following additional comments.

Schedule 14A

General

1. We note disclosure on page 1 indicating that Consipio delivered a Notice of Nomination of Persons for Election to the Company's board of directors on September 16, 2010, in accordance with the requirements of section 2.9 of the Company's bylaws. We also note disclosure on page 16 that the Company asserts that Consipio does not hold beneficial ownership rights with respect to 5.6 million shares of the Company's common stock. Please supplement the current disclosure to describe what effect, if any, a court ruling on the status of Consipio's ownership rights of such shares would have on the ability of Consipio to presents its nominees at the annual meeting.

2. It is our understanding that under the Pledge Agreement, Consipio is entitled to vote the 5.6 million shares only so long as an event of default has occurred and is continuing. With a view towards disclosure, please explain what effect, if any, the Company's curing of such event of default would have on the ability of Consipio to present its nominees at the annual meeting.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions